Filed pursuant to Rule 424(b)(3)
File No. 333-119338

GRANT PARK FUTURES FUND
LIMITED PARTNERSHIP

________________________________________________

Supplement dated June 7, 2007
to
Prospectus and Disclosure Document
dated March 6, 2007

________________________________________________

This supplement contains information which amends, supplements or modifies certain information contained in the Prospectus and Disclosure Document of the Grant Park Futures Fund Limited Partnership dated March 6, 2007, and should be read together therewith.

You should carefully consider the “Risk Factors” beginning on page 14 of the Prospectus before you decide to invest.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The Commodity Futures Trading Commission has not passed upon the merits of participating in this pool nor has the Commodity Futures Trading Commission passed on the adequacy or accuracy of this Disclosure Document supplement.

SUMMARY

This supplement revises and replaces the second and third paragraphs on page 1 of the Prospectus under the heading “Summary - Grant Park” in its entirety as follows:

Grant Park is a multi-advisor pool that invests through independent professional commodity trading advisors retained by the general partner. Presently, Rabar Market Research, Inc., EMC Capital Management, Inc., Graham Capital Management, L.P., Eckhardt Trading Company (or ETC), Winton Capital Management Limited and Welton Investment Corporation, serve as Grant Park’s commodity trading advisors. As of June 1, 2007, the general partner allocated Grant Park’s net assets among the trading advisors as follows: 19% to Rabar, 21% to EMC, 10% to Graham, 8% to Eckhardt, 21% to Winton and 21% to Welton. The general partner may, in its sole discretion, reallocate assets among the trading advisors upon termination of a trading advisor or retention of any new trading advisors, or at the commencement of any month. Consequently, the current apportionment is subject to change.

Effective June 1, 2007, the General Partner reallocated the portion of the Grant Park’s net assets allocated to Winton Capital Management Limited (currently approximately 21% of Grant Park’s net assets) to the Dearborn Select Master Fund, SPC — Winton Segregated Portfolio (“Winton Segregated”) — Class GP (the “GP Class”), Dearborn Select Master Fund, SPC (“Dearborn Select”) is a private investment fund organized as a segregated portfolio company with limited liability incorporated under the laws of the Cayman Islands on April 7, 2006. The GP Class will allocate the assets of Grant Park invested in it to Winton through one or more managed accounts, similar to the managed account that Winton currently trades for Grant Park, to be traded pursuant to Winton’s Diversified Program, the same trading program Winton currently uses to trade its allocated assets of Grant Park. Grant Park owns all of the outstanding Class GP units of the GP Class. However, Dearborn Select also anticipates offering other classes of interests in Winton Segregated, to be managed by Winton, to investors other than Grant Park. The Dearborn Select GP Class entered into an advisory agreement with Winton with respect to this managed account which is substantially similar to Grant Park’s existing trading advisory agreement with Winton. There have been no changes to the existing clearing broker arrangements/brokerage charge and no material changes to the other fees and expenses allocated to Grant Park as a result of this change. The General Partner of Grant Park is also the Investment Manager of Dearborn Select.

This supplement revises and replaces the paragraphs on pages 7-8 of the Prospectus under the heading “Summary - The Trading Advisors” in their entirety as follows:

Grant Park currently trades through its six independent professional commodity trading advisors: Rabar Market Research, Inc., EMC Capital Management, Inc., Graham Capital Management, L.P., Eckhardt Trading Company, and Winton Capital Management Limited and Welton Investment Corporation. Each of the trading advisors is registered as a commodity trading advisor under the Commodity Exchange Act and is a member of the NFA. The general partner may terminate or replace any or all of the trading advisors, or add additional trading advisors, at any time in its sole discretion.

Effective June 1, 2007, the General Partner reallocated the portion of the Grant Park’s net assets allocated to Winton Capital Management Limited (currently approximately 21% of Grant Park’s net assets) to the Dearborn Select Master Fund, SPC — Winton Segregated Portfolio (“Winton Segregated”) — Class GP (the “GP Class”), Dearborn Select Master Fund, SPC (“Dearborn Select”) is a private investment fund organized as a segregated portfolio company with limited liability incorporated under the laws of the Cayman Islands on April 7, 2006. The GP Class will allocate the assets of Grant Park invested in it to Winton through one or more managed accounts, similar to the managed account that Winton currently trades for Grant Park, to be traded pursuant to Winton’s Diversified Program, the same trading program Winton currently uses to trade its allocated assets of Grant Park. Grant Park owns all of the outstanding Class GP units of the GP Class. However, Dearborn Select also anticipates offering other classes of interests in Winton Segregated, to be managed by Winton, to investors other than Grant Park. The Dearborn Select GP Class entered into an advisory agreement with Winton with respect to this managed account which is substantially similar to Grant Park’s existing trading advisory agreement with Winton. There have been no changes to the existing clearing broker arrangements/brokerage charge and no material changes to the other fees and expenses allocated to Grant Park as a result of this change. The General Partner of Grant Park is also the Investment Manager of Dearborn Select.

Rabar Market Research, Inc. is located at 10 Bank Street, Suite 830, White Plains, New York 10606, and its telephone number is (914) 682-8363. EMC Capital Management, Inc. is located at 2201 Waukegan Road, Suite West 240, Bannockburn, Illinois 60015, and its telephone number is (847) 267-8700. Graham Capital Management, L.P. is located at Rock Ledge Financial Center, 40 Highland Avenue, Rowayton, Connecticut 06853, and its telephone number is (203) 899-3400. ETC is located at 1314 North Dearborn Parkway, Carriage House, Chicago, Illinois 60610, and its telephone number is (312) 787-1107. Winton Capital Management is located at 1-5 St. Mary Abbott’s Place, London, W8 6LS, United Kingdom, and its telephone number is 011-44-20-7610-5350. Welton Investment Corporation is located at the Eastwood Building, San Carlos between 5th and 6th, Carmel, California, 93921, and its telephone number is (831) 626-5190.

This supplement revises and replaces the paragraph on page 9 of the Prospectus under the heading “Summary - Fees and Expenses - Incentive Fees” in its entirety as follows:

•
Incentive Fees—Grant Park currently pays each trading advisor a quarterly incentive fee based on any new trading profits achieved on the trading advisor’s allocated net assets at the end of each calendar quarter. Generally, new trading profits means the net increase in trading profits, realized and unrealized, experienced by the trading advisor on its allocated net assets from the most recent prior quarter in which an incentive fee was paid to the trading advisor, or if an incentive fee has yet to be paid to that trading advisor, the trading advisor’s initial allocation of net assets. Currently, the incentive fees are payable as follows: 20% to Rabar, 22.5% to EMC, 24% to ETC, 20% to Graham, 20% to Winton and 20% to Welton. The method of calculating new trading profits on the allocated net assets of each trading advisor is described in “Fees and Expenses—Incentive Fees.”

This supplement revises and replaces the flow chart on page 13 of the Prospectus under the heading “Summary - Organizational Chart” in its entirety as follows:

RISK FACTORS

This supplement revises and replaces the paragraph on page 19 of the Prospectus under the heading “Risk Factors - Increases in assets under management of any of the trading advisors may affect trading decisions” in its entirety as follows:

In general, none of the trading advisors intends to limit the amount of additional equity of Grant Park that it may manage, and each will continue to seek major new accounts. The more equity a trading advisor manages, the more difficult it may be for it to trade profitably because of the difficulty of trading larger positions without adversely affecting prices and performance and of managing risk associated with larger positions. Accordingly, future increases in equity under management may require a trading advisor to modify its trading decisions for Grant Park or may cause the general partner to add additional trading advisors, either of which could have a detrimental effect on your investment.

This supplement revises and replaces the paragraph on page 23 of the Prospectus under the heading “Risk Factors - The general partner places significant reliance on the trading advisors and their key personnel” in its entirety as follows:

The general partner relies on the trading advisors to achieve trading gains for Grant Park, entrusting each of them with the responsibility for, and discretion over, the investment of their allocated portions of Grant Park’s assets. The trading advisors, in turn, are dependent on the services of a limited number of persons to develop and refine their trading approaches and strategies and execute Grant Park’s transactions. The loss of the services of any trading advisor’s principals or key employees, or the failure of those principals or key employees to function effectively as a team, may have an adverse effect on that trading advisor’s ability to manage its trading activities successfully or may cause the trading advisor to cease operations entirely, either of which, in turn, could negatively impact Grant Park’s performance. Each of

Grant Park’s trading advisors is controlled, directly or indirectly, by single individuals. These individuals, Paul Rabar at Rabar, Elizabeth Cheval at EMC, William Eckhardt at ETC, Kenneth Tropin at Graham, David Winton Harding at Winton, and Patrick Welton at Welton, have major roles in developing, refining and implementing each of their trading advisor’s trading strategies and operating its business. The death, incapacity or other prolonged unavailability of such individuals likely would greatly hinder these trading advisors’ operations, and could result in their ceasing operations entirely, which could adversely affect the value of your investment in Grant Park.

This supplement deletes the second paragraph on page 23 of the Prospectus under the heading “Risk Factors - The general partner’s allocation of Grant Park’s assets among trading advisors may result in less than optimal performance by Grant Park” in its entirety.

THE TRADING ADVISORS

This supplement revises and replaces the first, second and third paragraphs on pages 31-32 of the Prospectus under the heading “The Trading Advisors” in its entirety as follows:

The general partner has retained Rabar Market Research, Inc., EMC Capital Management, Inc., Eckhardt Trading Company, Graham Capital Management, L.P., Winton Capital Management Limited and Welton Investment Corporation as Grant Park’s trading advisors. Rabar and EMC have been trading on behalf of Grant Park since January 1989 and ETC has been trading on behalf of Grant Park since April 1998. Graham began trading for Grant Park on September 1, 2003. Winton began trading for Grant Park on August 1, 2004. Welton began trading for Grant Park on March 1, 2006. As of June 1, 2007, Grant Park’s assets were allocated among the trading advisors as follows:

Rabar 19%, EMC 21%, Graham 10%, Eckhardt 8%, Winton 21% and Welton 21%.

Effective June 1, 2007, the General Partner reallocated the portion of the Grant Park’s net assets allocated to Winton Capital Management Limited (currently approximately 21% of Grant Park’s net assets) to the Dearborn Select Master Fund, SPC — Winton Segregated Portfolio (“Winton Segregated”) — Class GP (the “GP Class”), Dearborn Select Master Fund, SPC (“Dearborn Select”) is a private investment fund organized as a segregated portfolio company with limited liability incorporated under the laws of the Cayman Islands on April 7, 2006. The GP Class will allocate the assets of Grant Park invested in it to Winton through one or more managed accounts, similar to the managed account that Winton currently trades for Grant Park, to be traded pursuant to Winton’s Diversified Program, the same trading program Winton currently uses to trade its allocated assets of Grant Park. Grant Park owns all of the outstanding Class GP units of the GP Class. However, Dearborn Select also anticipates offering other classes of interests in Winton Segregated, to be managed by Winton, to investors other than Grant Park. The Dearborn Select GP Class entered into an advisory agreement with Winton with respect to this managed account which is substantially similar to Grant Park’s existing trading advisory agreement with Winton. There have been no changes to the existing clearing broker arrangements/brokerage charge and no material changes to the other fees and expenses allocated to Grant Park as a result of this change. The General Partner of Grant Park is also the Investment Manager of Dearborn Select.

The advisory contracts authorize the general partner to reallocate assets among the trading advisors monthly as it determines in its sole discretion upon 10 days’ prior written notice to the affected trading advisors. However, no reallocation of assets will be made to a trading advisor if the trading advisor determines that the amount of the reallocated assets, together with other assets that are already under the trading advisor’s management or which, pursuant to firm written commitments, will be placed under the trading advisor’s discretion, would exceed the total amount of funds the trading advisor could manage without detriment to the accounts it manages.

This supplement revises and replaces the first paragraph on page 38 in the Prospectus under the heading “The Trading Advisors— Eckhardt Trading Company— ETC’s Trading Program” in its entirety as follows:

ETC’s Trading Program

Effective June 1, 2007, ETC uses its Higher Leveraged Program in trading for Grant Park. Prior to June 1, 2007, ETC used its Global Financial Program in trading for Grant Park. Both trading programs are based on the same trading approach, except that the Higher Leveraged Program trades larger position sizes, currently averaging approximately 20% larger than those in the Global Financial Program, and trades additional markets. Therefore, due to increased leverage, the Higher Leveraged Program entails a greater degree of risk. ETC began managing accounts according to the Higher Leveraged Program in October 1991. Currently the market groups or contracts traded for the Higher Leveraged Program include U.S. and international interest rates, stock indices currencies and cross-rates, metals, energy products, grains and soft markets.

This supplement deletes the entire section included on pages 48-50 of the Prospectus under the heading “Trading Advisors - Saxon Investment Corporation” in its entirety.

FEES AND EXPENSES

This supplement revises and replaces the second paragraph on page 87 of the Prospectus under the heading “Fees and Expenses - Fees and Expenses Paid by Grant Park - Brokerage Charge” in its entirety as follows:

Grant Park pays the general partner the brokerage charge, which is based on a fixed percentage of net assets, regardless of whether actual transaction costs were less than or exceeded this fixed percentage or whether the number of trades significantly increases. Assuming Grant Park’s brokerage charge was expressed on a per-transaction basis, the brokerage charge equates to round-turn commissions of approximately $43.35 based on the average trading activity of the six trading advisors for the last three calendar years and assuming allocations of net assets to the trading advisors as follows: 19% to Rabar; 21% to EMC; 8% to ETC; 10% to Graham; 21% to Winton; and 21% to Welton.

This supplement revises and replaces the paragraph on pages 88 of the Prospectus under the heading “Fees and Expenses - Fees and Expenses Paid by Grant Park - Incentive Fees” in its entirety as follows:

Grant Park will pay each trading advisor a quarterly incentive fee based on any new trading profits achieved on that trading advisor’s allocated net assets as of the end of each calendar quarter. Generally, new trading profits means the net increase in trading profits, realized and unrealized, experienced by the trading advisor on its allocated net assets from the most recent prior quarter in which an incentive fee was paid to the trading advisor, or if an incentive fee has yet to be paid to that trading advisor, the trading advisor’s initial allocation of net assets. The incentive fees are as follows: 20% to Rabar, 22.5% to EMC, 24% to ETC, 20% to Graham, 20% to Winton and 20% to Welton.

This supplement revises and replaces the paragraph on pages 92-93 of the Prospectus under the heading “Fees and Expenses - Fees and Expenses Paid by the General Partner - Trading Advisor Consulting Fees” in its entirety as follows:

Each trading advisor receives a consulting fee, payable by the general partner not Grant Park, ranging from 0% to 2% per year, computed and accrued monthly on the basis of the trading advisor’s month-end allocated net assets, excluding any notional funds, and paid quarterly. The general partner pays Grant Park’s current trading advisors consulting fees in the following annual amounts: 2% to Rabar, 1.5% to EMC, 1% to ETC, 2% to Graham, 1% to Winton and 1.0% to Welton.

This supplement revises and replaces the paragraph on page 149 of the Prospectus under the heading “Potential Advantages of Investment - Professional Trading” in its entirety as follows:

Grant Park’s trading decisions are currently made by Rabar Market Research, Inc., EMC Capital Management, Inc., Eckhardt Trading Company, Graham Capital Management, L.P., Winton Capital Management Limited and Welton Investment Corporation. Each trading advisor uses its own proprietary trading program. Each of the trading advisors is a full-time commodity trading advisor with an established performance record and a dedicated staff of experienced alternative investment professionals. The general partner may terminate or replace the trading advisors or retain additional trading advisors in its sole discretion.

SUPPLEMENTAL PERFORMANCE INFORMATION

This supplement revises and replaces the chart on page 167 of the Prospectus under the heading “Supplemental Performance Information - Trading Advisor Overview” in its entirety as follows:

Trading Advisor Overview
April 30, 2007

	EMC Capital Management (Classic Program)	Rabar Market Research(1) (Diversified)	Eckhardt Trading Company (Higher Leveraged Program)	Graham Capital Management (Global Div Program)	Winton Capital Management (Diversified)	Welton Investment Corporation (Global Directional Portfolio)
Firm Assets Under Mgmt.	Firm Total: $148.1m Classic: $146m	$360m	Firm Total: $706.3m Higher Leveraged: $75.9m	Firm Total: $5.6b GDP: $942.3m	$8.43b	Firm Total: $211m GDP: $196m
Program Inception	Jan-85	Jan-89	Oct-91	Feb-95	Oct-97	Jun-04
Began Trading for Grant Park	Jan-89	Jan-89	Jun-07	Sept-03	Aug-04	Mar-06
Grant Park Allocation	21%	17%	(2)	9%	21%	20%
Margin/Equity	6-23%; Avg. 16%	9-29%; Avg. 15%(1)	5-14%; Avg. 8%	10-15%; Avg. 12%	Avg. 11.14%	10-22%; Avg. 16%
Roundturns per Million	2400	1000	1800	600 - 700	2500	1300
Number of Markets Traded	74	96	55	60-70	over 100	44
Time Horizon	Multiple systems 20-50 days; 30 avg.	Multiple systems 30-80 days; 50 avg.	Multiple systems 7-73 + days	Long-term > 60 days; Short-term < 40 days	Multiple systems ranging from short to long term	Multiple systems ranging from short to long term
Compounded Annual ROR Since Inception	1/85 - 4/07 24.87%	1/89 - 4/07 13.17%	10/91 - 4/07 24.20%	2/95 - 4/07 10.15%	10/97 - 4/07 16.69%	6/04 - 4/07 14.50%
Compounded Annual ROR Last 5 Years (5/02-4/07)	10.94%	10.35%	9.92%	9.19%	18.81%	6/04 - 4/07 14.50%
Worst Drawdown Since Inception	45.16% May-95 to May-96	29.82% May-95 to Oct-95	40.39% Dec-91 to May-92	15.71% Oct-01 to Apr-02	25.73% Oct-01 to Feb-02	10.38% Apr-06 to Jul-06
Worst Drawdown Last 5 Years	27.13% Feb-04 to Sep-04	24.42% Feb-04 to Aug-04	12.78% Feb-04 to Jul-04	13.72% Mar-04 to Jul-04	11.72% Feb-04 to Jun-04	10.38% Apr-06 to Jul-06
Annualized Standard Deviation Since Inception	53.11%	23.46%	32.64%	13.49%	20.63%	14.61%
Annualized Standard Deviation Last5 Years	21.04%	17.58%	12.34%	12.00%	18.71%	14.61%

(1)
The range and average of margin to equity ratio for Rabar is computed without giving effect to certain foreign currency contracts which are traded in the over the counter foreign exchange markets. Depending upon the margin requirements imposed by the particular clearing firm, inclusion of these markets would likely increase the range and average of the margin to equity ratio, in some cases significantly.

(2)	No allocation as of April 30, 2007.

This table and chart was prepared by Dearborn Capital Management, L.L.C.
based on unaudited information provided to Dearborn by each trading advisor.
See the glossary in Appendix E for definitions relevant to this table

This supplement revises and replaces the chart on page 168 of the Prospectus under the heading “Supplemental Performance Information - Trading Advisor Annual Performance Analysis” in its entirety as follows:

Trading Advisor Annual Performance Analysis
April 30, 2007

	EMC Capital Management	Rabar Market Research[1] (Diversified)	Eckhardt Trading Company (Higher Leveraged Program)	Graham Capital Management (Global Div Program)	Winton Capital Management (Diversified)	Welton Investment Corporation (Global Directional Portfolio)	Grant Park Futures Fund A Units[2]
1985	51.57%[3]
1986	134.63%
1987	178.12%
1988	124.77%
1989	-4.15%	10.00%[4]					8.61%
1990	188.10%	122.51%					197.04%
1991	3.21%	-5.70%	40.60%[5]				-6.77%
1992	-32.50%	-4.43%	-0.98%				-15.50%
1993	65.29%	49.57%	101.48%				84.25%
1994	-18.25%	33.90%	-17.93%				24.30%
1995	21.86%	12.59%	63.44%	26.83%[6]			23.04%
1996	-2.16%	0.64%	67.60%	14.70%			-0.59%
1997	14.14%	11.38%	61.48%	6.04%	3.68%[7]		17.31%
1998	3.76%	24.29%	35.82%	12.20%	53.26%		22.40%
1999	-11.05%	-9.42%	-3.05%	5.12%	13.24%		-8.24%
2000	17.77%	1.82%	23.74%	15.83%	9.72%		10.97%
2001	14.32%	0.75%	8.69%	7.02%	5.56%		7.00%
2002	-2.57%	24.53%	14.23%	18.41%	12.86%		15.25%
2003	34.80%	24.06%	20.22%	10.80%	25.52%		20.03%
2004	-13.20%	-2.86%	5.65%	8.92%	20.31%	8.98%[8]	-7.58%
2005	9.40%	-5.83%	10.00%	-5.15%	7.66%	16.12%	-3.44%
2006	18.00%	9.05%	1.30%	8.50%	15.83%	16.39%	9.11%
2007 YTD	-0.90%	-2.59%	0.18%	-1.42%	-0.92%	0.70%	-2.55%
Comp. Annual ROR	24.87%	13.17%	24.20%	10.15%	16.69%	14.50%	15.76%

1
Rabar Market Research’s performance experienced in Grant Park on actual funds was greater than that of their composite track record during this same period, due to the utilization of notional funding by Grant Park.

2
Performance reflected for Grant Park is for Class A units since inception (1/89). Most new investors will invest in Class B units, which carry an additional 96 basis points (0.96%) per year in expenses. Had this additional charge been reflected, performance would have been lower.

3	Inception of trading for EMC Classic Program was 1/85.
4	Inception of trading for Rabar Market Research was 1/89.
5	Inception of trading for Higher Leveraged Program for Eckhardt Trading was 10/91.
6	Inception of trading for Global Diversified Program for Graham Capital Management was 2/95.
7	Inception of trading for Winton Capital Management’s Diversified Program was 10/97.
8	Inception of trading for Welton Investment Corporation’s Global Directional Portfolio was 6/04.

This table was prepared by Dearborn Capital Management, L.L.C. based on unaudited information provided to Dearborn by each trading advisor.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS ALL PERFORMANCE REPORTED FOR GRANT PARK IS FOR CLASS A UNITS AND IS NET OF FEES AND EXPENSES